Exhibit 99.1

VIA SEDAR

August 15, 2012

To the securities regulatory authorities

of each of the Provinces of Canada

Dear Sirs/Mesdames:

RE:	Aeterna Zentaris Inc.

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the special meeting of shareholders of Aeterna Zentaris Inc. (the “Corporation”) held on August 15, 2012 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result

1. A special resolution to approve the filing of articles of amendment to consolidate the issued and outstanding common shares of the Corporation:	•	The resolution authorizing the filing of articles of amendment to consolidate the issued and outstanding common shares of the Corporation was approved by 67.2% of the Corporation’s shareholders on a vote by way of ballot.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

(Signed)

Elliot Shapiro

Corporate Secretary